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                                    Filed by PSINet Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14A-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934 Commission File No: 0-25812
                                    Subject Company:  Metamor Worldwide, Inc.
                                    Commission File No:  0-26970

     The following messages were posted by David Kunkel, Vice Chairman and Executive Vice President of PSINet Inc. on the Yahoo! Finance bulletin board in response to inquiries and/or comments posted on that bulletin board in connection with PSINet's recently announced acquisition of Metamor Worldwide,
Inc.:

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Dear jk,
by:  David Kunkel (56/M/Reston, VA) 3/22/00 9:35 am
Msg: 56593 of 58273

Nope, no collar. Straight exchange ratio.

Thanks for the support. We're excited about the deal, think it's a natural for integrating our business and that of our customers, current and potential.

Regards,

David Kunkel

Posted as a reply to: Msg 56542 by jk1783

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Beyond Conspiracy,
by: David Kunkel (56/M/Reston, VA) 3/22/00 10:17 am
Msg: 56645 of 58274

Don't know where you're going with this. The Metamor deal is very recent, done quickly with a lot of effort on both sides.

David Kunkel

Posted as a reply to: Msg 56636 by beyond_conspiracy

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Dear Centro,
by:  David Kunkel (56/M/Reston, VA) 3/22/00 10:21 am
Msg: 56650 of 58273
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Right on, as usual. If you look at the LTM numbers (last twelve months), the premium paid is in the 15% range. So, we aren't hung up on a "snapshot" price, we're looking at the underlying business of Metamor and Xpedior, and like them.

The fit, and long term benefits to all of us, look to be excellent.

Regards,

Dave Kunkel

Posted as a reply to: Msg 56647 by centropomus

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Dear jrap3,
by:  David Kunkel  (56/M/Reston, VA) 3/22/00 12:41 pm
Msg: 56766 of 58273

Well, you should know I don't make predictions here (you can all listen to Bill Schrader's recitation of the "forward looking statement" language on the conference call replay)...

But, I have to say, we are excited about this acquisition. The fit is excellent, and the size and spread (services as well as geographic) of Metamor and Xpedior are, in our view, superior.

You can all look at the revenues and other financials of MMWW and XPDR yourselves.

As for an earlier question regarding the distribution of the 80% or so of Xpedior shares held by Metamor, we're going to look at that. As Bill said on the conference call, it is in our interest for Xpedior to act independently. And, we expect them to continue to look aggressively for more people and businesses, as Dave Campbell of Xpedior said on the call.

More later,

Regards,

David Kunkel

Posted as a reply to: Msg 56751 by jrap3

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Dear PL,
by:  David Kunkel (56/M/Reston, VA) 3/22/00 3:47 pm
Msg: 56863 of 58274

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Bill was referring to the premium calculated against MMWW's LTM (last twelve month) average price. That's the point: it's a much larger premium judged against their very recent market price than against a longer/less recent one.

The main point of his comments was the reality and strentgh of the underlying businesses of Metamor and Xpedior. That's why we did the deal.

Thanks for your support.

Regards,

Dave Kunkel

Posted as a reply to: Msg 56858 by PL08002

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Regarding MMWW's Price:
by:  David Kunkel (56/M/Reston, VA) 3/24/00 9:43 am
Msg: 57448 of 58351

I'd like to clarify something. The "premium" that people seem to be focusing on is one relating to the very recent stock price of Metamor.

If you take the time to look back, even a few months, you'll find that the premium is much less than you're focusing on. And, if you'll take a look at their financial performance, you'll get a better appreciation for their value. Including their ownership in Xpedior.

Now, we did the deal at the price at which it could be done. Period. The fit between companies is wonderful, and we (both sides) foresee important strengths coming from both sides.

This is clearly a valuable and important deal, and there isn't anything "crazy" about it.

David Kunkel

Posted as a reply to: Msg 57403 by gordongecko_ii

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Dear Jon,
by:  David Kunkel (56/M/Reston, VA) 3/24/00 10:03 am
Msg: 57456 of 58351

You are obviously new to this board. I am the Vice Chairman and EVP of PSINet, and have been posting here for about two years. Not only will the regulars here tell you that, but you can call me at the office to confirm it.

If you're up on what we've been doing, you should be quite happy to get PSIX shares. In

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addition, we have not ruled out anything with XPDR; but we need to see how they're performing, and what the best way to help them is.

Stay tuned, and welcome.

David Kunkel

Posted as a reply to: Msg 57451 by tvmanjon

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Dear PL,
by:  David Kunkel  (56/M/Reston, VA) 3/24/00 11:09 am
Msg: 57472 of 58274

Good to hear from you.

Sure, you're correct in saying what people (in the US) typically look at. However, that's not the way to value the company being acquired. Trading shares on a given day, one is only interested in the share price. That is a totally inadequate way of valuing a company as a going concern, which is what we have to do when we're acquiring it. The going concern value has elements of the business, its market power and economic metrics, the people at all levels, the synergies between companies, etc.

So, as you can see, I have a bit of impatience with those who rant about "premiums" paid for a going concern based on a non-sequitur, the share price on the previous day...

Thanks for the support, as usual.

Regards,

Dave Kunkel

Posted as a reply to: Msg 57470 by PL08002

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Tommyjon98
by:  David Kunkel (56/M/Reston, VA) 3/24/00 11:50 am
Msg: 57488 of 58274

I can't give you their text, but I've now seen reports from 8 financial houses. CIBC did the downgrade that everyone picked up. Others go from continued outperforms, holds, to buy and strong buy.

One has to review the professonals' work, and take one's pick, I guess.

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I've given my own assessment of the purchase in previous posts.

Regards,

David Kunkel

Posted as a reply to: Msg 57480 by tommyjon98

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Dear Unix,
by: David Kunkel (57/M/Reston, VA) 4/5/00 5:15 pm
Msg: 59385 of 59403

Interesting that Concert has announced doing exactly what we're doing, yes.

As for data center openings, Berlin is likely next, followed quickly by Atlanta. As they get closer, I'll try to give you some info. Of course, we'll be doing press releases.

Regards,

Dave Kunkel

Posted as a reply to 59361 by UnixDotCom

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